May 09, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Hits Major Intercept in Martha Vein at La Preciosa

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from the current diamond drilling program on La Preciosa Project in Durango, Mexico.

Of particular note is a new major width and high grade intercept of the Martha Vein in “Mina La Preciosa” sector and an increase in width in the Abundancia Vein in drill hole BP07-102. The Martha Vein yielded 13.79 metres true width grading 376.5 g/t Ag and 0.320 g/t Au for a silver-equivalent of 395.7 g/t, including 3.07 metres true width grading 1,374.0 g/t Ag and 0.605 g/t Au for a silver-equivalent of 1,410.3 g/t. This vein was not included in the previously released Inferred Resource Estimate (13 March 2007). Abundancia Vein in this hole yielded an impressive 26.80 metres true width grading 152.3 g/t Ag and 0.205 g/t Au for a silver-equivalent of 164.5 g/t.

Gary Cope, President of Orko, adds, "These results increase our confidence that we will exceed expectations at La Preciosa. The recent discovery of the Martha Vein, given its initial widths and grades, could potentially change the entire dynamic of the project.

Hole 102 encompasses the best assay results to date at La Preciosa. We are extremely pleased with the ongoing exploration program and look forward to releasing more results as we receive them.”

BP07-102

Vein	From (metres)	To (metres)	Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Abundancia	151.51	179.29	27.75	26.80	0.205	152.3	164.5
Includes	155.69	172.66	16.94	16.36	0.232	189.9	203.9
Includes	157.59	160.94	3.35	3.24	0.282	366.6	383.5

Chabelita	220.99	227.77	6.78	6.55	0.170	177.9	188.1
Includes	220.99	225.86	4.87	4.70	0.191	205.4	216.8
Includes	222.94	225.42	2.48	2.40	0.194	257.7	269.3

Luz Elena	299.92	302.38	2.46	2.31	0.110	120.6	127.3

Unnamed	391.57	392.44	0.87	0.82	0.685	3,761.7	3,802.8

Martha	442.16	456.17	14.68	13.79	0.320	376.5	395.7
Includes	442.16	450.03	8.54	8.02	0.377	567.8	590.5
Includes	442.16	445.43	3.27	3.07	0.605	1,374.0	1,141.3

Suite 2610 – 1066 West Hastings Street, Vancouver, BC Canada V6E 3X2
Phone: 604.684.4691 Fax: 604.684.4601 Email: info@orkosilver.com Web : www.orkosilver.com

Hole BP07-102 was collared north of La Preciosa Ridge in “Mina La Preciosa Sector”, east of holes BP05-12, 13 and BP07-104 on mine-section 15,500 N, azimuth 090, dip - 45 degrees. This hole is 200 metres west of Hole BP07-98.

BP07-98

Vein	From (metres)	To (metres)	Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Abundancia	128.95	133.75	4.80	4.73	0.136	319.8	328.0
Includes	130.85	133.75	2.90	2.86	0.144	423.3	431.9
Luz Elena	208.10	211.45	3.35	3.30	0.169	113.2	123.4
Martha	389.23	404.97	15.74	14.79	0.389	240.0	263.4
Includes	393.97	402.10	8.13	7.64	0.471	310.5	338.8
Includes	398.23	402.10	3.87	3.64	0.411	391.6	416.3

Hole BP07-98 was collared north of La Preciosa Ridge in “Mina La Preciosa Sector”, east of holes BP05-12, 13 and BP07-102, 103 and 104 on mine-section 15,500 N, azimuth 090, dip -45 degrees. It is 100 metres north of the previously reported hole BP06-77, which contained a major Martha Vein intercept.

BP07-94

Hole BP07-94 was a northward oriented hole, -45 degrees dip, to test the transition area between “Mina La Preciosa Sector” and “La Preciosa Norte Sector”. The results show a post-mineralization intense fracturing and brecciation zone. No structures of economic mineralization present.

BP06-85

Vein	From (metres)	To (metres)	Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Martha	537.87	540.10	2.23	2.10	0.248	121.8	136.6
Includes	537.87	539.59	1.72	1.62	0.179	154.1	161.8

Hole BP06-85 was collared in the flats west of La Preciosa Ridge as a deep hole in “Mina La Preciosa Sector”, 200 metres west of hole BP05-07 on mine-section 15,200 N, azimuth 090, dip -50 degrees. Minor stringers exist where Abundancia Vein projects to a sandy conglomerate. The deeper structure, hosted in schist near the conglomerate contact, matches with Martha Vein position.

Hole BP06-84A, 83 and 82 were drilled in “La Preciosa Norte Sector” at 090 degrees azimuth, -45 degrees dip, on mine-section 15,800 N, east of hole BP05-16. Quartz vein and veinlets zones, with galena and sphalerite, were identified, yielding elevated Pb and Zn, but precious metal content is low. These holes may represent a between ore shoots location on the veins.

A detailed drill plan map is available at the link below:

http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A complete table of drill results is available at the link below:

http://www.orkosilver.com/i/pdf/drillresults.pdf

Due to the use of two certified analytical labs, with different times to delivery of results, and the difference in speed of drilling of the two drill rigs, the announcement of drill results will be out of numeric sequence for some of the drill holes. All drill results will be announced and reported as received.

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at www.orkosilver.com. Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or

Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml .